ENERPLUS CORPORATION
The Dome Tower, Suite 3000
333 – 7th Avenue SW
Calgary, Alberta T2P 2Z1

T. 403-298-2200 F. 403-298-2211
www.enerplus.com

NEWS RELEASE

March 20, 2014

Enerplus Appoints New Board Member

CALGARY, Alberta – Enerplus Corporation ("Enerplus") (TSX: ERF) (NYSE: ERF) is pleased to announce that Mr. Michael R. Culbert has joined the Board of Directors of Enerplus.

Mr. Culbert brings over thirty years of diverse experience in the oil and gas industry in North America and is currently the President, Chief Executive Officer and a Director of Progress Energy Canada Ltd. He brings a strong background in business development, economics and strategic planning and holds a Bachelor of Science degree in Business Administration. He currently sits on the Board of Directors of Pacific NorthWest LNG Ltd and is also a member of the Canadian Association of Petroleum Producers' Board of Governors.

For further information, including financial and operating results and our most recent corporate presentation, please visit our website at www.enerplus.com, or phone 1-800-319-6462.

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Ian C. Dundas
President & Chief Executive Officer
Enerplus Corporation